Rentokil Initial

FILE NO: 82-3806

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

2 June 2003

Office[illegible] Finance
Secu[illegible]on
450 F[illegible]
Wash[illegible]
USA


03022744


SUPPL
SEC MAIL PROCESSING
RECEIVED
JUN 0 9 2003
WASH, D.C.
188
SECTION

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Trading Statement for the four months ended 30 April 2003
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Appointment of Peter Mason Non-executive director
6. Releases to the London Stock Exchange.	6. See attached.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

6/19



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Blocklisting Interim Review
Released	10:07 2 Jun 2003
Number	7887L

RNS Number:7887L
Rentokil Initial PLC
02 June 2003

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Discretionary Share Option Scheme

3. Period of return: From: 01 Nov 2002 to: 31 May 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,271,668 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	28,666
6.	Balance under scheme not yet issued /allotted at end of period	1,243,002
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,300,000 Ordinary Shares of 1p; Admitted 15.09.00; RA/ Rentokil Initial PLC/ C00006-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,845,385,832 as of 31 May 2003

Contact for queries: Address:

Name: Paul Griffiths Felcourt , East Grinstead

Telephone: 01342 830 332 West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

(Image1)

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Approved Discretionary Share Option Scheme

3. Period of return: From: 01 Nov 2002 to: 31 May 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,300,000 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	1
6.	Balance under scheme not yet issued /allotted at end of period	1,299,999
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,300,000 Ordinary Shares of 1p; Admitted 15.09.00; RA/ Rentokil Initial PLC/ C00006-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,845,385,832 as of 31 May 2003

Contact for queries: Address:

Name: Paul Griffiths Felcourt , East Grinstead

Telephone: 01342 830 332 West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

(Image1) Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company: Rentokil Initial plc	
2.	Name of scheme: Rentokil Initial Share Option Scheme for Key Executives	
3.	Period of return: From: 01 Nov 2002 to: 31 May 2003	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,837,515 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	1,107,824
6.	Balance under scheme not yet issued /allotted at end of period	729,691
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,000,000 Ordinary Shares of 1p; Admitted 08.06.99; RA/ Rentokil Initial PLC/ 00002-0003 1,000,000 Ordinary Shares of 1p; Admitted 20.05.03; RA/ Rentokil Initial plc/00015

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,845,385,832 as of 31 May 2003

Contact for queries: Address:

Name: Paul Griffiths Felcourt , East Grinstead

Telephone: 01342 830 332 West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

(Image1)Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Share Option Scheme for Key Overseas Executives

3. Period of return: From: 01 Nov 2002 to: 31 May 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	6,905,300 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	142,726
6.	Balance under scheme not yet issued /allotted at end of period	6,762,574
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10,000,000 Ordinary Shares of 1p; Admitted 14/08/98; RA/ Rentokil Initial PLC/ 00001-0001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,845,385,832 as of 31 May 2003

Contact for queries: Address:

Name: Paul Griffiths Felcourt , East Grinstead

Telephone: 01342 830 332 West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

Signature:

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

AVS No:

Please ensure the entries on this return are typed

1. Name of company: Rentokil Initial plc

2. Name of scheme: Rentokil Initial Share Option Scheme for Key UK Executives

3. Period of return: From: 01 Nov 2002 to: 31 May 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	10,648,617 Ordinary Shares of 1p
5.	Number of shares issued/allotted under scheme during period:	24,224
6.	Balance under scheme not yet issued/ allotted at end of period	10,624,393
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	12,000,000 Ordinary Shares of 1p; Admitted 1996; A/3603/1996 1,000,000 Ordinary Share of 1p; Admitted 12.05.03 RA/Rentokil Initial plc/ 00014

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,845,385,832 as of 31 May 2003

Contact for queries: Address:

Name: Paul Griffiths Felcourt , East Grinstead

Telephone: 01342 830 332 West Sussex RH19 21Y

Person making return

Name: Paul Griffiths

Position: Administration Director

(Image1) Signature:

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Full Text Announcement




Company	Ashtead Group PLC
TIDM	AHT
Headline	Bank Facility Agreement
Released	07:00 2 Jun 2003
Number	7809L

RNS Number:7809L
Ashtead Group PLC
2 June 2003

ASHTEAD GROUP PLC

Agreement with banking syndicate amending the senior debt facility
Conclusion of US accounting investigation
Current trading update

Ashtead Group plc ("Ashtead" or the "Group") announced on Thursday 13 March 2003 that following discovery of an accounting irregularity at its USA subsidiary, Sunbelt Rentals Inc. ("Sunbelt"), the Group would be in default of its existing banking agreements from later that day. Today the Board is pleased to announce that the accounting investigation at Sunbelt has been concluded and that, following a period of constructive discussions with its senior bank group, all past defaults have been waived and an amended medium term senior debt facility has now been agreed.

Conclusion of US accounting investigation

The Board reported on 10 March 2003 that it had been advised by the directors of Sunbelt that a senior member of its financial staff, responsible for the preparation of its accounts, had been suspended following his admission that he had failed to reconcile properly certain balance sheet accounts. The detailed forensic review, which was immediately instigated by the Board and undertaken by KPMG on behalf of both the Board and the banking group has now been completed.

KPMG has confirmed that the impact relating to the financial year ending 30 April 2003 was £2.5m pre-tax as previously reported although, due principally to under-recorded accruals at 30 April 2002, the impact on previous years has risen to £9.0m pre-tax. These amounts remain subject to audit. No evidence has been found of personal financial gain by the relevant staff member, Sunbelt's financial controller.

The Board has made a series of control enhancements designed to ensure that the situation cannot recur including the adoption of all the recommendations of the independent forensic review.

Current trading

Inevitably recent events have had an impact on current year trading and certain exceptional costs have been incurred as a result. However, the Board still expects to make a profit before tax, goodwill amortisation and exceptional items in the financial year to 30 April 2003.

Medium term capital structure

The bank group has agreed total committed senior debt facilities until 28 January 2005 in an initial amount of £410m. As part of this agreement all previous defaults have been waived and covenant amendments made to reflect the current trading environment. In addition, arrangements have been made for the

continuance of ancillary facilities including the accounts receivable securitisation.

The Group has also agreed with Rentokil Initial plc to defer interest payments on its convertible loan note until the existing senior debt facilities have been refinanced.

The Board has decided not to pay a dividend to shareholders for the financial year ended 30 April 2003. Dividend payments thereafter will depend upon the completion of a successful refinancing.

The Board believes these amended financing arrangements provide the Group with a stable capital structure for the medium term along with an appropriate level of headroom.

The Group will generate a significant amount of cash over the next two years and the Board expects to refinance the senior debt facilities well before January 2005.

George Burnett, Chief Executive of Ashtead said, "I am pleased that the US accounting investigation is complete and we are once again in a position to move forward with a renewed capital structure. I would like to take this opportunity to thank our employees, customers and suppliers for the support they have shown during this difficult period which is now behind us."

For further information contact

George Burnett	Chief Executive	01372 362300
Ian Robson	Finance Director	01372 362300
Andrew Grant	Tulchan Communications	020 7353 4200
David Trenchard	Tulchan Communications	020 7353 4200

END

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Full Text Announcement




Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	15:07 30 May 2003
Number	7519L

RNS Number:7519L
Rentokil Initial PLC
30 May 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

378,982

6. Percentage of issued class

0.02%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

23 May 2003

11. Date company informed

28 May 2003

12. Total holding following this notification

73,983,496

13. Total percentage holding of issued class following this notification

4.01%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

30 May 2003

END

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Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Directorate Change
Released	12:09 29 May 2003
Number	6820L

RENTOKIL INITIAL APPOINTS NEW NON-EXECUTIVE DIRECTOR

Mr Paul Mason has today been appointed a non-executive director of Rentokil Initial plc.

END

END

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NEWS RELEASE

29 May 2003

TRADING STATEMENT FOR THE FOUR MONTHS ENDED 30TH APRIL 2003

RENTOKIL INITIAL CONTINUES TO DELIVER GOOD GROWTH

James Wilde, Chief Executive, will say today at the company's AGM:

"I am pleased to report on the first four months of this year. Excluding the results of the now disposed of Belgian cash-in-transit operation, at constant rates of exchange, turnover from continuing operations has increased by 4.9% and profits before tax for the company by 4.2%. These growth rates would have been higher at current rates of exchange.

The new sectoral management structure that I implemented at the beginning of the year has settled down well and we should now start to see the benefits of the further spread of best practice across the company.

I believe there are four broad markets to which the company provides services: Hygiene, which incorporates Pest Control; Security, both electronic and guarding; Facilities Management, which incorporates Tropical Plants and Conferencing; and Parcels Delivery. I intend to continue the development of the company through organic growth in these four areas, which will be supplemented by bolt-on acquisitions, primarily within Hygiene and Security.

The performance for the first four months was as follows:

Hygiene

Hygiene Services, excluding Pest Control Services, was up by 2.3% in turnover with similar growth in operating profits, a good performance in Continental Europe being offset by a decline in the UK. As part of the two-year recovery programme for UK Hygiene which started last year, the reorganisation is progressing well and a combined management structure and sales force of the two main divisions, including a national accounts team, will be operational from July 2003.

Pest Control Services grew turnover by 3.1%, with margin improvement producing a strong growth in operating profits, benefiting from good performances in Continental Europe. The Department of Trade and Industry has now released our UK business from its undertakings, signed in 1988, regarding the supply of pest control services.

Security

Security Services increased turnover by 6.9% with margin improvement producing an excellent increase in operating profits coming from excellent performances in Continental Europe and North America, and a good performance in the UK. In May we completed an entry acquisition into the US electronic security market to build on the success of our North American security guarding business, thereby enabling it to develop the market opportunity to offer our clients a total security proposition.

Facilities Management

Facilities Management Services in the UK showed good growth in turnover, with a sound growth in operating profits albeit, as expected, at somewhat lower profit margins. However, the performance of our businesses in North America and Continental Europe was disappointing following the termination of some large cleaning contracts. As a consequence, Facilities Management Services, excluding Tropical Plants and Conferencing, turnover grew by only 1.5% in total, with a decline in operating profits.

Tropical Plants' turnover declined by 1.1%, with a larger reduction in operating profits, a good performance in Continental Europe and sound growth in the UK, being offset by a disappointing performance in North America.

Conferencing turnover grew by 13.2% due to the opening of two new centres. Operating profits declined, reflecting the continuing lower levels of non-contracted occupancy and customers' discretionary spend and the expected start up losses at the new centres.

Parcels Delivery

Parcels Delivery turnover grew by 22.3% with a somewhat lower level of growth in operating profits. Although UK turnover grew by 16.7%, the margin was adversely impacted by the higher proportion of non-premium next day consignments.

Operating profits (EBIT) for the continuing operations of the company increased by 2.5% and operating cash flow has been good and in line with our expectations for the four-month period.

In recent weeks we have made three bolt-on acquisitions, and entered the North American electronic security market with one acquisition, at a total cost of £19 million, these four businesses having aggregate annualised turnover of approximately £25 million.

Since 28 February we have purchased 16.8 million shares as part of our share buy-back programme at a cost of £30 million.

We continue to monitor closely developments at Ashtead Group Plc and participate in constructive discussions with them in respect of the £134 million convertible loan note. Interest continues to accrue and there are, currently, no intentions to reduce the carrying value of the loan note.

Prospects for 2003

We expect to continue to generate strong operating cash flow with which we plan to make bolt-on acquisitions in Hygiene and Security, particularly in North America and Continental Europe, and continue our share buy-back programme.

We expect that good growth in turnover and pre-tax profits will continue throughout the year. The Board expects strong growth in earnings per share which could be further enhanced by the continuation, as planned, of our share buy-back programme."

Note:

The above statement is based upon unaudited management accounts and at constant rates of exchange for foreign currencies for the year 2002, as used in the 2002 annual report.

END

For further information please contact:

J C F Wilde Chief Executive
R C Payne Finance Director
C D Grimaldi Corporate Affairs Director

Telephone 01342 833022

Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Additional Listing
Released	12:37 16 May 2003
Number	2097L

16 May 2003

Rentokil Initial plc

Application has been made to the UK Listing Authority and the London Stock Exchange Plc for a total of 1,000,000 ordinary shares of 1p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 19 May 2003, and that admission and trading will commence on 20 May 2003.

These shares are being reserved under a block listing and will be issued as a result of the exercise of share options pursuant to the following scheme:

Scheme	Shares
Rentokil Initial Share Option Scheme for Key Executives	1,000,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

END

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RNS | The company news service from the London Stock Exchange

Full Text Announcement





Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	17:18 8 May 2003
Number	8826K

RNS Number:8826K
Rentokil Initial PLC
08 May 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

17,798,762

8. Percentage of issued class

0.96%

9. Class of security

Ordinary 1p

10. Date of transaction

1 May 2003

11. Date company informed

7 May 2003

12. Total holding following this notification

73,604,514

13. Total percentage holding of issued class following this notification

3.98%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

8 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Replacement - Add'l Listing
Released	13:14 8 May 2003
Number	8575K

8 May 2003

The issuer advises that the following replaces the "Additional Listing" announcement released yesterday, 7 May 2003, at 16:49, under RNS number 8195K.

The additional listing should refer to 1,000,000 ordinary shares of 1p and not 1,100,000 ordinary shares of 1p previously stated. All other details remain unchanged. The full amended text appears below.

Rentokil Initial plc

Application has been made to the UK Listing Authority and the London Stock Exchange Plc for a total of 1,000,000 ordinary shares of 1p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 9 May 2003, and that admission and trading will commence on 12 May 2003.

These shares are being reserved under a block listing and will be issued as a result of the exercise of share options pursuant to the following scheme:

Scheme	Shares
Rentokil Initial Share Option Scheme for UK Executives	1,000,000

When issued, these shares will rank pari passu with the existing Ordinary shares.

END

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 8 May 2003
Number	8196K

08 May 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 07 May 2003 for cancellation the following Ordinary shares of 1p each:

1,000,000 At 186.1076p per share

END

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 7 May 2003
Number	7613K

07 May 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 06 May 2003 for cancellation the following Ordinary shares of 1p each:

1,000,000 At 186.6759p per share

END

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 6 May 2003
Number	7058K

06 May 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 02 May 2003 for cancellation the following Ordinary shares of 1p each:

716,931 At 183.0504p per share

END

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 2 May 2003
Number	6512K

02 May 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 01 May 2003 for cancellation the following Ordinary shares of 1p each:

841,321 At 186.3709p per share

END

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